LSH PARTNERS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017







UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69817

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/15/16 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LSH Partners Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 West 57th Street 5th floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Kirschenblatt 516 222 9111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich, Ende & Malter Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __James L. Kempner__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __LSH Partners Securities, LLC__ , as of __December 31__ , 20 __17__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
__PRESIDENT__
Title

_____
Notary Public

LORI A. DOWE
Notary Public, State of New York
No. 4868323
Qualified in New York County
Commission Expires Aug 18 _2018_

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LSH PARTNERS SECURITIES, LLC

DECEMBER 31, 2017

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Page

Statement of Financial Condition 1

Notes to Financial Statement 2-5

RAICH ENDE MALTER & CO. LLP

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
LSH Partners Securities, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LSH Partners Securities, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of LSH Partners Securities, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of LSH Partners Securities, LLC's management. Our responsibility is to express an opinion on LSH Partners Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to LSH Partners Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as LSH Partners Securities, LLC's auditor since 2017.
New York, New York
February 28, 2018



LSH PARTNER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$ 1,392,583
Accounts receiveable	83,567
Investment in security, at fair value	25,000
Prepaid expenses	63,235
Total assets	**$ 1,564,385**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Due to Member	$ 148,835
Accrued expenses	35,090
Total liabilities	183,925
Member's equity	1,380,460
Total liabilities and member's equity	**$ 1,564,385**

The accompanying notes are an integral part of this financial statement

1

LSH PARTNERS SECURITIES, LLC

NOTES TO THE FINANCIAL STATEMENT

DECEMBER 31, 2017

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

LSH Partners Securities, LLC (the "Company") is wholly-owned by LSH Partners, LLC (the "Member"). The Company was organized on May 31, 2016 as a Delaware limited liability company and is registered to do business in New York as a foreign limited liability company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC") as of November 15, 2016. The operating agreement provides for the limited liability company to exist in perpetuity. The member's limit on liability is based on the relevant state law. The Company renders financial advisory services to selected clients with respect to capital raising, business restructurings and other financial services.

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company carries no margin accounts, promptly transmits all customers' funds and delivers all securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates
The preparation of financial statements in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
Advisory fee revenues are recognized when earned at the time the transaction is completed, the income is reasonably determinable and the collection is probable. Certain advisory fees are earned prior to the closing of transactions for services rendered to date.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Valuation of Investments at Fair Value

The Company applies the provisions of ASC 820, Fair Value Measurements, which, among other matters, requires disclosures about investments that are measured and reported at fair value. ASC 820 establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices in level 1 that are observable for the asset or liability either directly or indirectly.

These inputs may include quoted prices for the prices for similar assets and liabilities and other observable information that can be corroborated by market data.

Level 3 - Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available, representing the management's own assumptions about the assumptions that a market participant would use in valuing the asset or liability, and that would be based on the best information available.

The Company's investment in securities at December 31, 2017 consists of preferred stock shares held in a privately held company. The fair value of the privately held company was determined based on the last known transaction price that occurred for the investment, which occurred in November, 2017.

Income taxes

As a wholly-owned limited liability company, the Company is considered to be a disregarded entity for tax reporting purposes and is thus not subject to Federal, state or local income taxes and does not file income tax returns in any jurisdiction. All items of income, expense, gains and losses are reportable by the Member for tax purposes. The Company has no unrecognized tax benefits at December 31, 2017. However, the Company may be liable to the Member for its share of the allocable income subject to New York City unincorporated business tax.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Uncertain tax positions
The Company applies the provisions of ASC 740 "Income Taxes" as they relate to uncertain tax positions. The Company was not required to recognize any amounts from uncertain tax positions as of December 31, 2017.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. In the event that tax authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in tax expense and income taxes payable.

Recent accounting pronouncements
In May 2014, the FASB issued ASU No. 2014-09, "Revenue from contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures.

The ASU is effective for the firm in January 2018 under a modified retrospective approach or retrospectively to all periods presented. The firm's implementation efforts include identifying revenues and costs within the scope of the ASU, reviewing contracts, and analyzing any changes to its existing revenue recognition policies. The firm will adopt this ASU in January 2018 using a modified retrospective approach. The firm does not currently expect that the ASU will have a material impact on its financial condition, results of operations or cash flows on the date of adoption.

3. **CONCENTRATION OF RISK**

The Company's cash deposits are held by one financial institution and therefore, are subject to credit risk to the extent those balances exceeded the Federal Deposit Insurance Corporation ("FDIC") insurance limit of $250,000. The cash balance in excess of the FDIC limit was $1,142,583 as of December 31, 2017. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

4. FAIR VALUE MEASUREMENTS

The following table summarizes the Company's assets required to be measured at fair value on a recurring basis at December 31, 2017:

Assets	Level 1	Level 2	Level 3	Total
Preferred stock - private company	$ -	$ -	$ 25,000	$ 25,000

The changes in the Company's investment, which is classified as Level 3, is as follows for the period November 15, 2016 (commencent of operations) through December 31, 2017:

Balance, November 15, 2016:	$ -
Purchases	25,000
Unrealized gains (loss)	-
Balance, December 31, 2017:	$ 25,000

5. RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement, the Company reimburses the Parent for allocated salaries, rent and communication expenses paid for by the Parent. These charges are updated periodically, and determined based on percentages of personnel, square footage and other factors. The Company has a due to Parent in the amount of $148,835 related to the allocated expenses at December 31, 2017. Amounts due to Parent are non-interest bearing and due on demand.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2017, the Company had net capital, as defined, of $1,208,658, which exceeded the required minimum net capital of $12,262 by $1,196,396. Aggregate indebtedness at December 31, 2017 totaled $183,925. The Company's percentage of aggregate indebtedness to net capital was 15.22%.

7. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred through February 28, 2018 the date this financial statement was available to be issued and determined that there are no material events that would require disclosures in the Company's financial statement.